ATLATSA CONFERENCE CALL ON ANNUAL RESULTS

March 28 2014, Johannesburg, South Africa: Atlatsa Resources Corporation (“Atlatsa”) (TSX: ATL; NYSE MKT: ATL; JSE:ATL) will host a conference call to discuss the Company’s annual results for the year ended December 31, 2013 on Monday, March 31, 2014.

DATE:

Monday, March 31, 2014

TIME:

16h00 Central African Time (CAT),
10h00 Eastern Daylight Time (EDT)

Conference call details:
Dial in number: +27 (0) 11 535 3500     |     Participant pin: 1331595#
Toll free number: 1 800 921 0864 (US and Canada)

Please be advised that Atlatsa’s results for the year ended December 31, 2013 will be released and also posted on the Company's website (www.atlatsaresources.co.za) on Monday, March 31, 2014 at 14h00 (CAT)/ 8h00 (EDT).

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.